Exhibit 4.35

Date : 3rd May, 2003

RE : US$37,500,000 Promissory Note (“Note”) to be expired on 3rd May, 2003

Both parties have agreed that the US$37,500,000 Promissory Note dated November 4, 2002 will be extended for further 6 months until November 3, 2003. The overdue and unpaid Note interest as at 3rd May, 2003 will be subject to a default interest rate.

For & on behalf of JESPER LIMITED	For & on behalf of MODERN MIND TECHNOLOGY LTD.

Authorized Signature	Authorized Signature